SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3189	E-MAIL ADDRESS ETOLLEY@STBLAW.COM

VIA OVERNIGHT COURIER AND EDGAR

May 3, 2013

Re:	Summit Materials, LLC
Summit Materials Finance Corp.
Amendment No. 1 to the Registration Statement on Form S-4
File No. 333-187556

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7100

Attention: Pamela Long, Asia Timmons-Pierce

and Era Anagnosti

Dear Mesdames Long, Timmons-Pierce and Anagnosti:

On behalf of Summit Materials, LLC (the “Company”) and Summit Materials Finance Corp. (“Finance Corp.” and, together with the Company, “the Registrants”), we have supplementally provided the Staff with a CD (the “Supplemental CD”) that contains confidential materials and materials relied upon by the Registrants that substantiate the Registrants’ disclosure, in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”), as filed by the Company on May 3, 2013. The Supplemental CD has been provided in response to the following comments of the Staff:

5.	Supplementally please provide supporting documentation for all of the statistical and similar market and industry disclosures you make in your prospectus. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the statements you make in your prospectus. With respect to the following factual statements, please disclose in the filing whether the source of the information is management’s belief, industry data, general articles, or another source:

•	“U.S. aggregates pricing has increased in 70 of the last 80 years, with growth accelerating since 2002 ...” [first paragraph on page 4];

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	- 2 -	May 3, 2013

•

During the prior three U.S. recessions highway spending grew 1.8% annually on average in years with a recession as compared to 1.5% annually on average in years without a recession [“Strong operating market performance...” disclosure on page 4];

•	The U.S. aggregates market “was estimated at approximately 2.1 billion tons in 2012...” [last paragraph on page 6].

Please note that the above list is not meant to be exclusive.

25.	We note you are developing an underground limestone mine to augment your proven and/or probable reserves at your Continental Cement Hannibal Mining Operations. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves for all your Hannibal cement operations, as required by Section C of Industry Guide 7 pursuant to Rule 418 of Regulation C. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	- 3 -	May 3, 2013

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to Rule 418 of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

31.	Supplementally provide us with a brief description of your reserve estimation procedures, and how reserve definitions are applied to your properties. Please include:

•	A detailed description of your corporate approach to mine planning, including the role of five-year plans, life-of-mine plans and the maximum timeframe you plan for.

•	A list of each type of mine plan you routinely develop, and outline its characteristics.

•	An analysis of the percentage of your reserves typically covered by your various mine plans or planning timeframes for your largest mines, both surface and underground.

38.	Please tell us and demonstrate, how you determined for which acquired entities you should present audited pre-acquisition financial statements pursuant to Rule 3-05 of Regulation S-X.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supplemental CD is being provided to the Staff on a supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrants, we request that the Supplemental CD be returned to us upon completion of your review thereof. We have enclosed a pre-paid, pre-addressed shipping label to facilitate the return of the Supplemental CD.

We are grateful for your assistance in this matter. Please do not hesitate to call me (212- 455-3189) or Edgar Lewandowski of my firm (212-455-7614) with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Edward P. Tolley

Edward P. Tolley III, Esq.